                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9


                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                          CONVERGENT GROUP CORPORATION
                            (Name of Subject Company)

                          CONVERGENT GROUP CORPORATION
                      (Name of Person(s) Filing Statement)

                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                    21247V 10

                      (CUSIP Number of Class of Securities)

                            ------------------------

                            GLENN E. MONTGOMERY, JR.
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                          CONVERGENT GROUP CORPORATION
                       6399 SOUTH FIDDLER'S GREEN CIRCLE,
                                    SUITE 600
                            ENGLEWOOD, COLORADO 80111
                                 (303) 741-8400

                 (Name, address, and telephone number of person
           authorized to receive notices and communications on behalf of the person(s) filing
                                   statement)

                                    COPY TO:

                                 ILAN S. NISSAN
                        O'SULLIVAN GRAEV & KARABELL, LLP
                              30 ROCKEFELLER PLAZA
                            NEW YORK, NEW YORK 10112
                                 (212) 408-2400

                 [X] Check the box if the filing relates solely
                  to preliminary communications made before the
                         commencement of a tender offer.

PRESS RELEASE


                                      CONVERGENT GROUP CORPORATION PRESS RELEASE


                                            CONTACT:
                                            Robert S. Wechsler
                                            Vice President, Investor Relations
                                            Convergent Group
                                            6399 S. Fiddler's Green Circle, #600
                                            Englewood, CO 80111
                                            (303) 566-6850
                                            robert.wechsler@convergentgroup.com


                   CONVERGENT GROUP MAKES BOLD MOVE TO CAPTURE
                             DIGITAL UTILITY MARKET


Englewood, CO, October 16, 2000-Convergent Group Corporation (Nasdaq/NMS: CVGP) today announced the signing of a definitive agreement with a wholly owned subsidiary of Schlumberger Limited (NYSE:SLB), under the terms of which the Schlumberger subsidiary will acquire approximately 71.7 percent of the outstanding common shares of Convergent Group, including all shares held by the public, for $8.00 per share in cash. Convergent Group management and employees will own approximately 26 percent of the remaining shares, and Cinergy Ventures LLC, a unit of Cinergy Corp. (NYSE:CIN), the firm's largest client, will retain equity in the firm, holding the remaining ownership interest. The agreement and the tender offer were negotiated and approved by a committee of independent directors of Convergent Group, and the agreement provides that Convergent Group may consider superior proposals to the tender offer and the merger.

Defining Convergent Group's objective for the transaction, President and Chief Executive Officer Glenn E. Montgomery explained that the merger should position the firm to capture greater market share for the Digital
Utility,-SM- its service offering that helps enable utilities to transform their business models into digital business enterprises.

"The emerging market for the Digital Utility is large, global and developing quickly," Montgomery said. "This merger represents a fusion between energy delivery and revenue automation, thus offering first-of-a-kind capabilities to significantly extend the value of a digital enterprise. The company is moving quickly to become the first to offer a totally integrated digital enterprise for utilities, one that consolidates independent utility IT functions to create a new digital business environment, effectively positioning IT as a major enabler of utility business transformation."

The objectives of the Digital Utility are to revolutionize the customers' experiences by empowering them with direct, anytime access to services and information and to reduce utility transaction and operational costs by enabling end-to-end automation of customers' business processes.

Prior to the merger, the Digital Utility addressed key business issues spanning front-office applications, including call center and customer relationship management; back-office applications like finance, accounting and human resources; and energy delivery applications like mobile work force and outage management. As a result of the merger, the Digital Utility is expected to be expanded to include revenue management, load data management and fixed network optimization.

"Schlumberger Resource Management Services (RMS) gives the Digital Utility greater depth and breadth of product and service offerings," said Montgomery. "Leveraging their capabilities in remote metering, billing, data collection and analysis should help Digital Utility customers automate aspects of the revenue process, provide more robust analytical capabilities and improve the efficiency of utilities' fixed networks."

"We believe that Schlumberger's global presence and experience should enhance Convergent Group's capability to deliver its solutions to end users worldwide, and we are very enthusiastic about our newly formed partnership with Schlumberger," commented Larry E. Thomas, group president of new technologies for Cinergy Corp.

"The combined strengths of our companies will provide technology and thought leadership to the markets we serve," said Clermont Matton, executive vice president of Schlumberger RMS. "The merger represents an opportunity to develop and market new technologies and solutions that are not available anywhere else."

Morgan Stanley Dean Witter acted as financial advisor and provided a fairness opinion to the Special Committee of the Board of Directors of Convergent Group.

ABOUT THE COMPANIES

Convergent Group, founded in 1985, is a leading end-to-end business transformation provider for utilities and local government. The company engineers, builds and manages digital business solutions that allow utilities and government to transform their organizations into digital business enterprises where utility employees, contractors and customers can transact business on a real-time basis using the Internet. The company's unique offerings provide utilities with both the digital infrastructure and business solutions necessary to operate in the new digital economy, a market characterized by heightened competition and unprecedented, rapid change.

The company combines existing and emerging digital technologies and proprietary solution models with acute subject matter expertise, focusing on mission critical solutions that help utilities and local government increase revenues, reduce costs, improve customer service, enhance service reliability, improve resource management and leverage information assets. The company has offices in Denver, Boston, London and Brisbane. Visit Convergent Group on the World Wide Web at www.convergentgroup.com.

Schlumberger Limited is a global leader in technical services spanning the oil and gas, utility, semiconductor testing, smart cards, and network and Internet solutions industries. Schlumberger revenue was $8.4 billion in 1999. Additional information is available from Realtime [www.slb.com], the Schlumberger corporate website.

Notice to Read Tender Offer Documents:

A Tender Offer Statement on Schedule TO will be filed by Schlumberger and others and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed by Convergent Group with the Securities and Exchange Commission (SEC). You are urged to read the Tender Offer Statement and any other relevant documents to be filed with the Commission. The Tender Offer Statement, the solicitation/recommendation statement on Schedule 14D-9 and other documents filed with the SEC will contain important information that you should consider before making any decision regarding the tender offer and related transactions. You may obtain a free copy of the Tender Offer Statement and other documents filed by Schlumberger and Convergent Group with the Commission at the Commission's web site at www.sec.gov. The Tender Offer Statement and other documents to be filed with the Commission by Schlumberger will be available free of charge from Schlumberger by directing a request to Schlumberger Limited, 277 Park Avenue, New York, NY 10172. In addition, the Solicitation/Recommendation Statement on Schedule 14D-9 and other documents to be filed with the Commission by Convergent Group may be obtained free of charge from Convergent by directing a request to 6399 South Fiddler's Green Circle, Suite 600, Englewood, Colorado 80111.

This release may contain forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995, which involve risks and uncertainties. Among the important factors that could cause actual results to differ materially from those in the forward-looking statements are economic, competitive and technological factors effecting the company's operations, markets, products, services and prices, as well as other factors detailed in the company's filings with the Securities and Exchange Commission.

                   SCHLUMBERGER LIMITED CORPORATION/CONVERGENT GROUP CORPORATION
                                                             JOINT PRESS RELEASE



For Immediate Release: Monday, October 16, 2000


SCHLUMBERGER AND CONVERGENT GROUP ANNOUNCE DEFINITIVE MERGER AGREEMENT

NEW YORK AND DENVER, October 16, 2000-Schlumberger Limited (NYSE:SLB) and Convergent Group Corporation (NASDAQ:CVGP) announced today the execution of a definitive merger agreement whereby Schlumberger has agreed to acquire a majority interest in Convergent Group for cash consideration of $8.00 per share, for approximately $276 million.

The transaction will be structured as a tender offer to be commenced within ten business days from October 13, 2000 for any and all outstanding shares of Convergent Group common stock, followed by a merger cashing out any untendered shares at the same $8.00 per share price. The executive management of Convergent Group and an affiliate of Convergent Group's largest client Cinergy Corp. (NYSE:CIN), representing approximately 28% of the Convergent Group outstanding shares will become stockholders of the new entity, Convergent Holding Corporation. Glenn E. Montgomery will remain President and Chief Executive Officer of Convergent Group, which will continue to operate as a separate company. The merger agreement and the tender offer were negotiated and approved by a committee of independent directors of Convergent Group.

Before goodwill amortization the effect on Schlumberger 2001 operating income is expected to be slightly accretive. The anticipated effect on 2001 net income and earnings per share is not material.

Convergent Group is a leading builder of digital enterprises, providing business consulting, software engineering, system integration and project management services that enable utility and local government clients to increase operational efficiencies, improve customer service and implement Internet-based business systems.

"Convergent Group's unique professional services offering and knowledge of the utility industry is a natural fit complementing the Schlumberger value-added solution approach to business in the utility sector," said Clermont Matton, executive vice president of Schlumberger Resource Management Services. "Convergent Group's expertise in system integration, combined with CellNet's fixed-network and data management technologies, positions Schlumberger as a leading provider of business solutions to the increasingly competitive utility sector."

"We are very excited to be joining forces with Schlumberger," said Glenn E. Montgomery, chief executive officer of Convergent Group. "The combined services portfolio of Convergent Group and Schlumberger will allow our companies to bring a new level of service and technology to the marketplace and significantly enhance our ability to expand Convergent Group's presence in the global digital economy."

ABOUT THE COMPANIES

Schlumberger Limited is a global leader in technical services spanning the oil and gas, utility, semiconductor testing, smart cards, and network and Internet solutions industries. Schlumberger revenue was $8.4 billion in 1999. Additional information is available from Realtime [www.slb.com], the Schlumberger corporate website.

Convergent Group, founded in 1985, is a leading end-to-end business transformation provider for utilities and local government. The company engineers, builds and manages digital business solutions that allow utilities and local governments to transform their organizations into digital business enterprises where employees, contractors and customers can transact business on a real-time basis using the Internet. The company has offices in Denver, Boston, London and Brisbane. Visit Convergent Group on the World Wide Web at www.convergentgroup.com.

Notice to Read Tender Offer Documents:

A Tender Offer Statement on Schedule TO will be filed by Schlumberger and others and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed by Convergent Group with the Securities and Exchange Commission (SEC). You are urged to read the Tender Offer Statement and any other relevant documents to be filed with the Commission. The Tender Offer Statement, the solicitation/recommendation statement on Schedule 14D-9 and other documents filed with the SEC will contain important information that you should consider before making any decision regarding the tender offer and related transactions. You may obtain a free copy of the Tender Offer Statement and other documents filed by Schlumberger and Convergent Group with the Commission at the Commission's web site at www.sec.gov. The Tender Offer Statement and other documents to be filed with the Commission by Schlumberger will be available free of charge from Schlumberger by directing a request to Schlumberger Limited, 277 Park Avenue, New York, NY 10172. In addition, the Solicitation/Recommendation Statement on Schedule 14D-9 and other documents to be filed with the Commission by Convergent Group may be obtained free of charge from Convergent by directing a request to 6399 South Fiddler's Green Circle, Suite 600, Englewood, Colorado 80111.

FOR FURTHER INFORMATION, CONTACT:

SCHLUMBERGER LIMITED                           CONVERGENT GROUP CORPORATION
Rex Ross                                       Robert S. Wechsler
Vice President Communications                  Vice President Corporate Affairs
Phone: (212) 350-9432                          Phone: (303) 566-6850
                                               E-mail: robert.wechsler@
                                               convergentgroup.com